Exhibit 99.1

CONTACTS:

Compugen Ltd.
Yvonne Naughton, Ph.D., Investors and Media
ir@cgen.com

Gilead
Investors:
Jacquie Ross investor_relations@gilead.com

Media:
Meaghan Smith public_affairs@gilead.com

Gilead and Compugen Announce Exclusive License Agreement for
Novel Pre-Clinical Immunotherapy Program

–  Gilead Will Have Exclusive Rights to Later Stage Development and Commercialization of
Anti-IL18 Binding Protein Antibodies with Potential to Treat Various Tumor Types –

–  Gilead to Make $60 Million Upfront Payment and $30 Million in a Near Term Milestone
Payment with a Total Deal Value of up to $848 Million –

FOSTER CITY, Calif. & HOLON, ISRAEL – December 19, 2023 – Gilead Sciences, Inc. (Nasdaq: GILD) today announced an agreement with Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, headquartered in Holon, Israel, to exclusively license its potential first-in-class, pre- clinical antibody program against IL-18 binding protein, including the COM503 drug candidate.

Compugen utilizes its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing novel cancer immunotherapies. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby releasing natural IL-18 in the tumor microenvironment and inhibiting cancer growth.

“We are very pleased to add COM503 to our pipeline of investigational immuno-oncology therapies that have the potential to transform care for patients with cancer,” said Flavius Martin, M.D., Executive Vice President, Research, Gilead Sciences. “We believe that this collaboration complements our strategy of developing modalities which promote immune-mediated tumor killing and may enable new combination therapies with programs in our growing oncology portfolio.”

“We are delighted to enter into this collaboration with Gilead and believe that Gilead’s confidence in our differentiated approach to harness cytokine biology for cancer therapeutics speaks to the quality of our computational discovery capabilities as well as our ability to translate our novel discoveries into investigational drugs in the clinic and we look forward to working together to bring new treatment options to patients,” said Anat Cohen-Dayag, Ph.D., President, and CEO at Compugen. “IL-18 is one of the rare cytokines which is naturally inhibited by an endogenous binding protein, presenting a unique opportunity to use a blocking antibody to increase the local concentrations of IL-18 within the tumor where it can potentiate anti-tumor immune responses, thereby potentially overcoming the limitations of systemically administered cytokines.”

Terms of the Partnership

Under the terms of the agreement, Compugen will be responsible for the ongoing pre-clinical development and the future Phase 1 study of COM503. Thereafter, Gilead will have the sole right to develop and commercialize COM503.

Gilead will make Compugen an upfront payment of $60 million and $30 million in a near term milestone payment subject to IND clearance of COM503 expected in 2024. Compugen will also be eligible to receive up to an additional $758 million in future development, regulatory and commercial milestone payments, with a total deal value of $848 million. Compugen will also be eligible to receive single-digit to low double-digit tiered royalties on worldwide net sales.

Beginning in the first quarter of 2022, consistent with recent industry communications from the U.S. Securities and Exchange Commission (SEC), Gilead no longer excludes acquired IPR&D expenses from its non-GAAP financial measures. This transaction with Compugen is expected to reduce Gilead’s GAAP and non-GAAP 2023 EPS by approximately $0.03 - $0.05.

About Compugen

Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors.

Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, COM503, is in IND enabling studies. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

About Gilead Sciences

Gilead Sciences, Inc. is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. The company is committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, COVID-19, and cancer. Gilead operates in more than 35 countries worldwide, with headquarters in Foster City, California.

Compugen Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements include, but are not limited to, statement regarding our expectation from the collaboration, statement regarding our belief that using a blocking antibody to increase the local concentrations of IL-18 within the tumor where, can potentiate anti-tumor immune responses, thereby potentially overcoming the limitations of systemically administered cytokines and statement regarding the expected time for IND clearance of COM503. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Gaza; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Gilead Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors, including Gilead’s ability to realize the anticipated benefits from the collaboration with Compugen; difficulties or unanticipated expenses in connection with the collaboration, and the potential effects on Gilead’s earnings; the ability of the parties to initiate, progress or complete clinical trials within currently anticipated timelines or at all, and the possibility of unfavorable results from trials, including those involving COM503, and additional programs that may become subject of the collaboration; the possibility that the parties may make a strategic decision to terminate the collaboration or discontinue development of any of the investigational agents under the collaboration, and therefore these investigational agents may never be successfully commercialized; and any assumptions underlying any of the foregoing. These and other risks, uncertainties and other factors are described in detail in Gilead’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the U.S. Securities and Exchange Commission. These risks, uncertainties and other factors could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The reader is cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and is cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation and disclaims any intent to update any such forward-looking statements.

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Gilead and the Gilead logo are trademarks of Gilead Sciences, Inc., or its related companies.
The Compugen name and logo are trademarks of Compugen Ltd.

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